Final Term Sheet
Filed pursuant to Rule 433
Dated March 1, 2011
Relating to
Prospectus Supplement dated March 1, 2011 to
Registration Statement No. 333-162982
$500,000,000 4.05% Notes due 2021

Issuer:	Praxair, Inc.
Principal Amount:	$500,000,000
CUSIP / ISIN:	74005P AY0 / US74005PAY07
Title of Securities:	4.05% Notes due 2021
Trade Date:	March 1, 2011
Original Issue Date (Settlement Date):	March 4, 2011
Maturity Date:	March 15, 2021
Benchmark Treasury:	3.625% due February 15, 2021
Benchmark Treasury Price and Yield:	101-19 and 3.435%
Spread to Benchmark Treasury:	67 basis points
Yield to Maturity:	4.105%
Interest Rate:	4.05% per annum
Public Offering Price (Issue Price):	99.550% of the Principal Amount thereof
Interest Payment Dates:	Semi-annually in arrears on each March 15 and September 15 commencing September 15, 2011
Redemption Provision:	Make-whole call at the Adjusted Treasury Rate plus 10 basis points
Joint Bookrunners:	Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
Co-Managers:	BBVA Securities Inc.
Credit Suisse Securities (USA) LLC
Mitsubishi UFJ Securities (USA), Inc.
RBS Securities Inc.
Santander Investment Securities Inc.
SG Americas Securities, LLC
Wells Fargo Securities, LLC
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc., toll free at 1-877-858-4507 and Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322.
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